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                            March 24, 2021

       Michael Hermansson
       Chief Executive Officer
       byNordic Acquisition Corp
       c/o Pir 29
       Einar Hansens Esplanad 29
       211 13 Malm  , Sweden

                                                        Re: byNordic
Acquisition Corp
                                                            Amendment No. 1 to
Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-248488

       Dear Mr. Hermansson:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed February 25, 2021

       Part II
       Exhibits and Financial Statement Schedules, page II-5

   1. We note you identified director nominees in your Management section on page 103.
                                                        Please file the consent
of each director nominee as an exhibit to your registration
                                                        statement. See Rule 438
of Regulation C under the Securities Act.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Hermansson
byNordic Acquisition Corp
March 24, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Hermansson
                                                           Division of
Corporation Finance
Comapany NamebyNordic Acquisition Corp
                                                           Office of Real
Estate & Construction
March 24, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName